UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in its Charter)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Share Consolidation

On July 16, 2026, CBL International Limited (the “Company”) issued a press release announcing its intent to effect a 1-for-13 share consolidation of the class A ordinary shares (the “Class A Ordinary Shares”) and class B ordinary shares of the Company (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”) of par value USD0.0001 each (the “Share Consolidation”).

Beginning with the opening of trading on July 20, 2026, the Class B Ordinary Shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “BANL” but under a new CUSIP number of G1991X133. The objective of the Share Consolidation is primarily to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) relating to the maintenance of the minimum bid price per share of the Company’s Class B Ordinary Shares.

Upon the effectiveness of the Share Consolidation on July 20, 2026, every 13 issued and outstanding Class A Ordinary Shares of par value of USD0.0001 each are automatically consolidated into 1 issued and outstanding Class A Ordinary Share of par value of USD0.0013 each, and every 13 issued and outstanding Class B Ordinary Shares of par value of USD0.0001 each are automatically consolidated into 1 issued and outstanding Class B Ordinary Share of par value of USD0.0013 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number at the participant level. The Share Consolidation affects all shareholders uniformly and will not alter any shareholders’ percentage in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares.

The Share Consolidation was approved pursuant to special resolutions of the Company passed on the Company’s extraordinary general meeting of the shareholders held on November 26, 2025, and effected by the board of directors of the Company through unanimous written resolutions dated June 23, 2026.

A copy of the press release is included as Exhibit 99.1 to this report.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of CBL International Limited on Form F-3 (File No. 333-284228), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release: CBL International Announces 1-for-13 Reverse Share Split

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

Date: July 16, 2026	By:	/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

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